Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

FOR IMMEDIATE RELEASE - Titan Trading Analytics Inc. Rolls Out TickAnalyst Software Platform with G-2 Trading LLC

EDMONTON, ALBERTA - (November 5, 2009) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) announces that it has commenced installation of its TickAnalyst software platform with G-2 Trading LLC (“G-2”) of New York. G-2, formerly RBC Professional Trader Group, with 130 proprietary traders is the first successful commercial client for Titan’s proprietary trading platform, complete with service and support contracts. In return, G-2 will pay a monthly license fee as well as certain incentives based on usage of Titan’s TickAnalyst X2 software platform.

G-2 Trading LLC is engaged in all aspects of the trading business. G-2 is committed to empowering its staff of 130 proprietary traders with the most innovative and powerful tools available in the industry allowing management to carefully grow a top-quality group of professionals. G-2 is well positioned to grow as a premier destination for sophisticated proprietary traders.

Phil Carrozza, President of Titan stated, “This is a significant event for Titan and its software products. G-2 Trading is an extremely aggressive and competent group of Wall Street trading veterans with a proven track record in our key market. The value they see in having our products power their operations will afford us the opportunity to commence branding of the Titan name and products. With up to 130 traders each trading millions of dollars of large cap equities daily, this relationship will add value to Titan’s bottom line. We look forward to the growth and success of this new relationship with G-2.”

About Titan
Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc. has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations.  This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

Forward Looking Statements
Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Philip Carrozza, President
pcarrozza@titantrading.com
(780) 438-1239
www.titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.